Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes for the six-month periods ended December 31, 2025 and 2024 and the audited consolidated financial statements and accompanying notes for the year ended June 30, 2025 included in our annual report on Form 20-F (“2025 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2025. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. “We,” “us,” “our,” or the “Company” refers to GMEX Robotics Corporation (formerly known as Fitell Corporation) and its subsidiaries, unless the context requires otherwise.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

These forward-looking statements are subject to a number of risks and uncertainties, including:

●	our dependence on macroeconomic conditions and consumer discretionary spending;

●	the intense competition in the gym and fitness equipment industry;

●	fluctuations in product costs and availability;

●	international risks and costs associated with our supply chain;

●	changes in consumer demand;

●	risks associated with operating our own online platform, including confidential consumer data;

●	reputational harms which could adversely impact our ability to attract and retain customers;

●	the potentially negative impact of our strategic plans and initiatives on our financial results;

●	unauthorized disclosure of sensitive or confidential customer, vendor, or our information;

●	the inability to attract, train, engage, and retain key personnel;

●	the loss of one or more of our key executives;

●	the effect of design and manufacturing defects on our products and services;

●	the adverse effects from accidents, safety incidents, or workforce disruptions;

●	the inability to sustain pricing levels for our products and services;

●	the risk of warranty claims and product returns;

●	changes in marketing of our products and services which could affect our marketing expenses and subscription levels;

●	the need for additional capital to support business growth and objectives;

●	payment processing risk;

●	foreign currency exchange rate fluctuations;

●	our dependence on suppliers and manufactures to provide us with sufficient quantities of quality products in a timely fashion;

●	our limited control over our suppliers, manufacturers, and logistics partners;

●	the costs and risks associated with our complex regulatory, compliance, and legal environment;

●	our inability or failure to protect our intellectual property rights;

●	changes in tax laws and regulations;

●	failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”);

●	our status as a “foreign private issuer” under U.S. securities laws and the disclosure obligations which are applicable to us on the Nasdaq Capital Market;

●	our use of home country corporate governance practices instead of otherwise applicable Nasdaq corporate governance requirements;

●	the accuracy of or market growth forecasts;

●	our management team’s limited experience managing a public company;

●	the risk of earthquakes, fire, power outages, floods, public health crises, including the current COVID-19 pandemic, and other catastrophic events, and to interruption by man-made problems such as terrorism;

●	our status as an “emerging growth company” and our election to comply with the reduced disclosure requirements as a public company that may make our Ordinary Shares less attractive to investors;

●	the risk that Ms. Jieting Zhao may have different interests than that of other shareholders;

●	the risk that Flying Height Consulting Services Limited may have different interests than that of other shareholders;

●	the risk that if we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our Ordinary Shares may be adversely impacted;

●	our intention to not pay dividends for the foreseeable future;

●	the risk that an active, liquid trading market may not develop or be sustained for our Ordinary Shares;

●	the risk that the laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States; and

●	the risk that, because we are a Cayman Islands company and all of our business is conducted in Australia, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in Australia

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” and elsewhere in our 2025 Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations.

Results of Operations

Comparison of the Six-month Periods Ended December 31, 2025 and 2024

The following table summarizes the results of our operations during the six-month periods ended December 31, 2025 and 2024, and provides information regarding the dollar and percentage increase (or decrease) during such periods.

	For the Six-month period Ended December 31,
	2025		2024		Variance
	US$	% of revenue	US$	% of revenue	US$	%
REVENUE	2,730,597	100.0%	2,647,039	100.0%	83,558	3.2%
COST OF GOODS SOLD	1,682,237	61.6%	1,632,280	61.7%	49,957	3.1%
GROSS PROFIT	1,048,360	38.4%	1,014,759	38.3%	33,601	3.3%

OPERATING EXPENSES
Personnel expenses	670,783	24.6%	578,649	21.9%	92,134	15.9%
Consulting fees	2,934,611	107.5%	574,659	21.7%	2,359,952	410.7%
General and administrative expenses	1,114,264	40.8%	680,818	25.7%	433,446	63.7%
Sales and marketing expenses	253,704	9.3%	209,118	7.9%	44,586	21.3%
Amortization of operating right of use asset	137,557	5.0%	138,728	5.2%	(1,171)	(0.8)%
Depreciation expenses	2,530	0.1%	5,195	0.2%	(2,665)	(51.3)%
Total operating expenses	5,113,449	187.3%	2,187,167	82.6%	2,926,282	133.8%

LOSS FROM OPERATION	(4,065,089)	(148.9)%	(1,172,408)	(44.3)%	(2,892,681)	(246.7)%

OTHER INCOME (EXPENSE)
IPO related-expenses	(300,000)	(11.0)%	(300,000)	(11.3)%	-	0.0%
Unrealized gain from marketable securities	-	N/A	77,681	2.9%	(77,681)	(100.0)%
Other income, net	985	0.1%	-	N/A	985	100.0%
Amortization of debt discount	(263,315)	(9.6)%	-	N/A	(263,315)	(100.0)%
Unrealized loss on change in fair value of digital assets	(4,654,481)	(170.5)%	-	N/A	(4,654,481)	(100.0)%
Interest income	85,699	3.1%	129,292	4.9%	(43,593)	(33.7)%
Interest expense	(674,034)	(24.7)%	(74,256)	(2.8)%	(599,778)	807.7%
Total other expense, net	(5,805,146)	(212.6)%	(167,283)	(6.3)%	(5,637,863)	(3,370.3)%

LOSS BEFORE TAX	(9,870,235)	(361.5)%	(1,339,691)	(50.6)%	(8,530,544)	(636.8)%

INCOME TAX EXPENSE (CREDIT)	-	N/A	340,351	12.9%	(340,351)	(100.0)%

NET LOSS	(9,870,235)	(361.5)%	(1,680,042)	(63.5)%	(8,190,193)	(487.5)%

EXTRAORDINARY ITEMS
Unrealized loss on change in fair value of digital assets	4,654,481	170.5%	-	N/A	4,654,481	100.0%
One-off consulting fees related to digital assets	1,341,810	49.1%	-	N/A	1,341,810	100.0%
One-off legal and professional fees related to digital assets, included in general and administrative expenses	345,000	12.6%	-	N/A	345,000	100.0%

NORMALIZED NET LOSS	(3,528,944)	(129.2)%	(1,680,042)	N/A	(1,848,902)	110.1%

Revenues

Revenues were $2,730,597 for the six-month period ended December 31, 2025, and $2,647,039 for the six-month period ended December 31, 2024, representing an increase of $83,558, or 3.2%. Revenues consist of only the merchandise revenues of $2,730,597 for the six-month period ended December 31, 2025, and $2,647,039 for the six-month period ended December 31, 2024. There was no licensing income for the six-month periods ended December 31, 2025, and 2024.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	For the Six-month Periods Ended December 31,
	2025		2024		Change	Change
	US$	%	US$	%	US$	%

Merchandise revenue	2,730,597	100.0%	2,647,039	100.0%	83,558	3.2%
Total Revenue	2,730,597	100.0%	2,647,039	100.0%	83,558	3.2%

Merchandise revenue

Merchandise revenue represents the sales of our various gym and fitness equipment and products. Merchandise revenue increased by 3.2% or $83,558 to $2,730,597 in the six-month period ended December 31, 2025 from $2,647,039 in the six-month period ended December 31, 2024. The increase in merchandise revenue was primarily attributable to the net effects of: (i) a slight increase of 8.0% in sales orders from 10,711 in the six-month period ended December 31, 2024, to 11,563 in the six-month period ended December 31, 2025 due to our management team’s increased efforts on our promotional campaign and exploring new channels to solicit new customers; and (ii) slight drop in the average revenue per order from $247.13 in the six-month period ended December 31, 2024 to $236.15, or a decrease of 4.4%, in the six-month period ended December 31, 2025. The management considered the drop to be gentle and normal in nature.

Cost of goods sold

Cost of goods sold were $1,682,237 for the six-month period ended December 31, 2025, and $1,632,280 for the six-month period ended December 31, 2024, representing an increase of $49,957, or 3.1%. Cost of goods sold consist primarily of merchandise costs, freight costs, and other related purchase costs such as custom duties. The increase was in line with the increase in merchandise revenues. Our cost of goods sold remains stable in terms of ratio, and accounted for 61.6% and 61.7% of our total revenue for the six-month periods ended December 31, 2025 and 2024, respectively.

Gross Profit

	For the Six-month Periods Ended December 31,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Gross Profit	1,048,360	1,014,759	33,601	3.3%
Gross Profit Margin	38.4%	38.3%		0.1%

Gross profit was $1,048,360 for the six-month period ended December 31, 2025, and $1,014,759 for the six-month period ended December 31, 2024, representing an increase of $33,601, or 3.3%. The increase is in-line with the growth in revenue. Gross profit margin was 38.4% and 38.3% for the six-month periods ended December 31, 2025 and 2024, respectively, which was very stable.

Personnel Expenses

	For the Six-month Periods Ended December 31,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Personnel expenses	670,783	578,649	92,134	15.9%
as percentage of revenue	24.6%	21.9%		2.7%

Personnel expenses were $670,783 for the six-month period ended December 31, 2025, and $578,649 for the six-month period ended December 31, 2024, representing an increase of $92,134, or 15.9%. Personnel expenses consist primarily of employee salaries, superannuation, external consulting expenses and other employment expenses. Personnel expenses and headcount were relatively stable as a percentage of revenue, and the ratio was 24.6% and 21.9% in the six-month periods ended December 31, 2025 and 2024, respectively. Management targets to hire the right persons for each different task in order to maintain an effective and efficient operational team of the right size.

Consulting fees

	For the Six-month Periods Ended December 31,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Consulting fees	2,934,611	574,659	2,359,952	410.7%
as percentage of revenue	107.5%	21.7%		85.8%

Consulting fees were $2,934,611 for the six-month period ended December 31, 2025, and $574,659 for the six-month period ended December 31, 2024, representing an increase of $2,359,952, or 410.7%. During the six-month period ended December 31, 2025, the Company has incurred additional consulting fees on issues related to business direction and strategy options, including crypto currencies investments, and domicile change.

General and Administrative Expenses

	For the Six-month Periods Ended December 31,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
General and administrative expenses	1,114,264	680,818	433,446	63.7%
as percentage of revenue	40.8%	25.7%		15.1%

General and administrative expenses were $1,114,264 for the six-month period ended December 31, 2025, and $680,818 for the six-month period ended December 31, 2024, representing an increase of $433,446, or 63.7%. General and administrative expenses consist primarily of merchant fees, insurance, warehouse costs and other corporate expenses. The increase was mainly due to the one-off stock allowance expense related to some slow-moving consignment stock of $227,087 and an impairment expense on other receivables of $100,000 in the six-month period ended December 31, 2025.

Sales and Marketing Expenses

	For the Six-month Periods Ended December 31,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Sales and marketing expenses	253,704	209,118	44,586	21.3%
as percentage of revenue	9.3%	7.9%		1.4%

Sales and marketing expenses were $253,704 for the six-month period ended December 31, 2025, and $209,118 for the six-month period ended December 31, 2024, representing an increase of $44,586, or 21.3%. However, as a percentage of revenue, sales and marketing expenses has remained stable at 9.3% and 7.9% for the six-month periods ended December 31, 2025 and 2024, respectively. Sales and marketing expenses consist primarily of advertising and marketing expenses on various online platforms.

Amortization of operating right of use asset

Amortization of operating right of use asset refers to our office premises and warehouse, which was $137,557 for the six-month period ended December 31, 2025, and $138,728 for the six-month period ended December 31, 2024, which is relatively stable across the two aforesaid periods.

Loss from Operations

The Company had a loss from operations of $4,065,089 and $1,172,408 for the six-month periods   ended December 31, 2025 and 2024, respectively, representing an increase of $2,892,681, or 246.7%. The increase was mainly a result of the increase in consulting fees and general and administrative expenses.

IPO-related expenses

	For the Six-month Periods Ended December 31,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
IPO related-expenses	(300,000)	(300,000)	-	N/A	%
as percentage of revenue	-11.0%	-11.3%		-0.3%

IPO-related expenses include the accounting fee, auditing fee, legal fee, and consulting fee, which were incurred due to the initial public offering process and is not related to the daily operations of the Company. The IPO on Nasdaq was completed in August 2023, but there are still IPO-related expenses which are amortised over a period of three years to match with the corresponding agreement which has a three year term.

Unrealized gain from marketable securities

	For the Six-month Periods Ended December 31,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Unrealized gain from marketable securities	-	77,681	(77,681)	-100.0%
as percentage of revenue	N/A	2.9%		-2.9%

The Company had purchased certain equity securities on the Stock Exchange of Hong Kong for investment purposes in 2021. There is no gain or loss from the marketable securities in the six-month period ended December 31, 2025 as those securities were all sold before the fiscal year ended June 30, 2025. It has recorded an unrealized gain of $77,681 for the six-month period ended December 31, 2024, due to the fluctuation of the share prices of such equity securities.

Amortization of debt discount

	For the Six-month Periods Ended December 31,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Amortization of debt discount	(263,315)	-	(265,315)	-100.0%
as percentage of revenue	9.6%	N/A		9.6%

Amortization of debt discount was $263,315 for the six-month period ended December 31, 2025, and nil for the six-month period ended December 31, 2024, representing an increase of $263,315, or 100%. This is the amortization of the debt discount generated when the Company issued the Convertible Notes in the six-month period ended December 31, 2025.

Unrealized loss on digital assets

	For the Six-month Periods Ended December 31,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Unrealized loss from digital assets	(4,654,481)	-	(4,654,481)	-100.0%
as percentage of revenue	170.5%	N/A		170.5%

In the six-month period ended December 31, 2025, the Company invested in crypto currencies which are tradable on the online open market. It has recorded an unrealized loss of $4,654,481 for the six-month period ended December 31, 2025, due to the recent volatile fluctuations in the crypto market.

Interest Income

Interest income was $85,699 for the six-month period ended December 31, 2025, and $129,292 for the six-month period ended December 31, 2024, representing a decrease of $43,593, or 33.7%. This interest income is generated from the note receivables, and the decrease in interest income is due to the fact that the interest income in the six-month period ended December 31, 2024, which covers an additional three months of interest from the fiscal year ended June 30, 2024, that was corrected in the fiscal year ended June 30, 2025.

Interest Expense

Interest expense was $674,034 for the six-month period ended December 31, 2025, and $74,256 for the six-month period ended December 31, 2024, representing an increase of $599,778, or 807.7%. The increase was a result of the Convertible Notes issued in the six-month period ended December 31, 2025.

Income Tax Expense

	For the Six-month Periods Ended December 31,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Income tax expense	-	340,351	(340,351)	-100.0%
effective tax rate	N/A	-25.4%		-25.4%

Income tax expense was nil for the six-month period ended December 31, 2025, and income tax expense was $340,351 for the six-month period ended December 31, 2024, representing a decrease of $340,351, or 100.0%. The decrease was due to the Company being in a loss position during the six-month period ended December 31, 2025, and therefore no income tax expense is recognized. In addition, the management also does not recognize any income tax credit for prudent sake.

Net Loss and Comprehensive Loss

Net loss was $9,870,235 and $1,680,042 for the six-month periods   ended December 31, 2025 and 2024, respectively, or an increase of $8,190,193 or 487.5%.

Comprehensive loss was $9,899,282 and $1,609,656 for the six-month periods   ended December 31, 2025 and 2024, respectively, or an increase of $8,289,626 or 515.0%.

The net loss and comprehensive loss were mainly due to the aforesaid increase in consulting fees and general and administrative expenses and also the unrealized loss on the digital assets.

Normalized Net Loss

For the six-month period ended December 31, 2025, the extraordinary items include the unrealized loss on change in fair value of digital assets of $4,654,481, one-off consulting fee related to digital assets of $1,341,810, and one-off legal and professional fees related to digital assets, included in general and administrative expenses, of $345,000. If we take out the effect of these extraordinary items, the normalized net loss would be $3,528,944 for the six-month period ended December, 2025, an increase in losses of $1,848,902 or 110.1% as compared to the six-month period ended December 31, 2024.

Current Liquidity and Capital Resources for the Six-month period ended December 31, 2025 compared to the Six-month period ended December 31, 2024

	2025	2024
Summary of Cash Flows:
Net cash used in operating activities	$(3,440,358)	$(743,957)
Net cash used in investing activities	(55,328,299)	-
Net cash provided by financing activities	64,702,993	476,412
Foreign currency translation	(29,047)	70,386
Net increase (decrease) in cash and cash equivalents	5,905,289	(197,159)
Beginning cash and cash equivalents	2,890,822	939,014
Ending cash and cash equivalents	$8,796,111	$741,855

Operating Activities

Cash used by operations of $3,440,358 during the six-month period ended December 31, 2025 was primarily a result of our $9,870,235 net loss reconciled with the depreciation of $2,530, the amortization of right of use asset of $137,557, the unrealized loss on digital assets of $4,654,481, share based compensation of $1,344,663, amortization of debt discount of $263,315, and changes in operating assets and liabilities, which include primarily (i) an increase in deposits and prepaids of $315,143 due to the increase in prepayment due to the up-front consulting fees paid related the fund raising and crypto strategies; (ii) a decrease in operating lease liability of $145,198 due to lease payment; (iii) a decrease in income tax payable of $119,654 due to the income tax payment during the six-month period ended December 31, 2025; which partially offset by (iv) an increase of trade and other payables of $211,316 which was due to the increase in short-term working capital borrowings; (v) a decrease of prepaid offering costs of $300,000 which was the amortization of prepaid consulting fees; and (vi) a decrease of inventories of $206,368 which was mainly due to relatives more goods were sold prior to December 31, 2025, as compared to the same time in the previous year.

Cash used by operations of $743,957 during the six-month period ended December 31, 2024 was primarily a result of our $1,680,042 net loss reconciled with the depreciation of $5,195, the amortisation of right of use asset of $138,728, the net gain from investments of $77,681, and changes in operating assets and liabilities, which include primarily (i) a decrease in capital receivables of convertible notes of $1,472,000 due to the settlement of capital injection receivable from our investor (ii) a decrease of prepaid offering costs of $300,000 which was due to the amortization of prepaid offering cost during the aforesaid period; (iii) a decrease in deferred tax asset of $342,122 which was due to the full valuation allowance was applied during the six-month period ended December 31, 2024; (iv) an increase of deferred revenue of $189,909 which was in-line with our growth in revenues; (v) a decrease of accounts payable and accrued expenses of $344,392 which mainly due to the net payments to our suppliers and services providers; (vi) an increase of inventories of $658,057 which was mainly due to increase of procurements in-line with the growth in revenue; and (vii) the decrease in income tax payable of $120,295 which was due to tax payments during the period.

Investing Activities

Cash used by investment of $55,328,299 during the six-month period ended December 31, 2025, was primarily a result of investment in digital assets of $58,485,000, which was partially offset by the proceeds from sales of digital assets of $3,158,101 during the period.

There was no net cash used or received in investing activities for the six-month period ended December 31, 2024.

Financing Activities

Net cash provided by financing activities was $64,702,993 for the six-month period ended December 31, 2025, which was mainly due to the funds raised from convertible notes of $63,700,000 and issued of new shares of $1,925,198, which was partially offset by the debt issuance costs of $978,214 during the period.

Net cash provided by financing activities was $476,412 for the six-month period ended December 31, 2024, which was mainly due to the working capital raised from note payables during the period.

Future Capital Requirements

Our capital requirements for the fiscal year ending June 30, 2026 and beyond, will depend on numerous factors, including management’s evaluation of the timing of projects to pursue. Subject to our ability to generate revenues and cash flow from operations and our ability to raise additional capital (including through possible joint ventures, acquisitions, and/or partnerships), we expect to incur substantial expenditures to carry out our business plan, as well as costs associated with our capital raising efforts and being a public company.

Inflation

The amounts presented in our unaudited consolidated financial statements do not provide for the effect of inflation on our operations or financial position. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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